1875 K Street N.W.

Washington, DC 20006-1238

Tel: 202 303 1000

Fax: 202 303 2000

October 19, 2020

VIA EDGAR

Deborah L. O'Neal

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:       iShares Trust (the "Trust")

(Securities Act File No. 333-92935 and

Investment Company Act File No. 811-09729)

Post-Effective Amendment No. 2,391

Dear Ms. O'Neal:

This letter responds to comments concerning post-effective amendment ("PEA") number 2,391 to the registration statement of the Trust filed pursuant to Rule 485(a) under the Securities Act of 1933 ("Securities Act") on behalf of iShares iBonds 2026 Term High Yield and Income ETF (the "Fund"), a series of the Trust.

The Securities and Exchange Commission (the "Commission") staff (the "Staff") provided comments to the Trust on September 29, 2020. For your convenience, the Staff's comments are summarized below and each comment is followed by the Trust's response. Capitalized terms have the meanings assigned in the Fund's Prospectus unless otherwise defined in this letter.

Comment 1: Please explain in either the summary or statutory prospectus how "term" funds are different from "target date" funds.

Response: The Trust respectfully notes the following language in the last sentence of the first full paragraph in the right column of page S-4:

The Fund should not be confused with a target date fund, which has assets that are managed according to a particular investment strategy that convert fund assets to conservative investments over time.

Comment 2: Please provide the Staff with a completed fee table and cost example for the Fund at least one week before effectiveness.

Response: As requested, the Trust has provided a completed fee table and cost example for the Fund at least one week before effectiveness.

Securities and Exchange Commission

October 19, 2020

Comment 3: On page S-2 under "Principal Investment Strategies," please include a parenthetical to indicate that "high yield" securities are commonly referred to as "junk bonds."

Response: The Trust respectfully notes that the High Yield Securities Risk factor parenthetically states that such securities are "commonly referred to as "junk bonds." Further, the Trust will update the third sentence in the second paragraph under "Principal Investment Strategies" on page S-2 as follows (updates in bold and underline):

The Underlying Index is composed of U.S. dollar-denominated, taxable, fixed-rate, high yield (which are considered below investment-grade) and BBB or equivalently rated (as determined by Bloomberg Index Services Limited (the "Index Provider" or "Bloomberg")) corporate bonds scheduled to mature after December 31, 2025 and before December 16, 2026.

Comment 4: In the fourth paragraph under "Principal Investment Strategies," please clarify that BBB-rated bonds are investment grade bonds.

Response: The trust has updated the second sentence in the fourth paragraph under "Principal Investment Strategies" as follows (updates in bold and underline):

BBB-rated bonds from the Corporate Index will be introduced to the Underlying Index under the following conditions: (1) in the last 2.5 years but before the last 6 months of the Underlying Index's term, the Underlying Index will introduce BBB-rated bonds (which are considered investment-grade) as constituent high yield bonds (which are considered below investment-grade) are called, no longer qualify for inclusion (due to, among other factors, sector reclassifications of issuers, changes in the credit rating of bonds included in the Underlying Index or rebalances to maintain issuer limits), or decline in value compared to a reference point set at 2.5 years from the Underlying Index's term . . . .

Comment 5: Please add "LIBOR Risk" if it applies to any of the Fund's investments.

Response: The Underlying Index includes only fixed-rate securities, which are not pegged to a reference rate such as LIBOR.

Comment 6: Please reorder the principal risks in order of importance for the top 2-3 risks rather than listing all of the risks alphabetically. (Please see ADI 2019-08.)

Response: The Trust is reviewing the guidance from the Division of Investment Management internally. Additionally, the Trust respectfully notes the following language currently in the sections entitled "Fund Overview - Summary of Principal Risks," "A Further Discussion of Principal Risks" and "A Further Discussion of Other Risks":

The order of the below risk factors does not indicate the significance of any particular risk factor.

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Securities and Exchange Commission

October 19, 2020

Sincerely,

/s/ Benjamin J. Haskin Benjamin J. Haskin

cc:Deepa Damre Smith Marisa Rolland Nick Cordell Michael Gung George Rafal    Jakob D. Edson